UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

America’s Car-Mart, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

228359 10 5
(CUSIP Number)

Terry F. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 228359 10 5	13D	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON Robert J. Kehl
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OF PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 477,800
	8.	SHARED VOTING POWER 0
	9.	sole dispositive power 477,800
	10.	SHARED DISPOSITIVE POWER 0
11.	ADDREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,800
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14.	TYPE OF REPORTING PERSON* IN

AMENDMENT NO. 5 TO
SCHEDULE 13D OF ROBERT J. KEHL

Item 1.	Security and Issuer.

This filing relates to the ownership of shares of the $.01 par value common stock (“Common Stock”) of America’s Car-Mart, Inc., a Texas corporation (the “Issuer”), whose principal executive offices are located at 802 Southeast Plaza Avenue, Suite 200, Bentonville, Arkansas 72712.

Item 2.	Identity and Background.

This amendment is filed to update the beneficial ownership information contained in this schedule. During the period between the last amendment to this schedule (filed August 29, 2006) and this Amendment No. 5, the reporting person, Robert J. Kehl, has from time to time sold shares of the Issuer’s common stock, thereby reducing his holdings and percentage of ownership. Robert J. Kehl is a citizen of the United States whose residence address is 780 Mount Carmel, Dubuque, Iowa 52003. Robert J. Kehl is a former director of the Issuer.

Mr. Kehl has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Not applicable.

Item 5.	Interest of Securities of the Issuer.

As of September 5, 2007, Mr. Kehl owns 477,800 shares of the Issuer’s Common Stock, and the Kehl Family Foundation, of which Mr. Kehl is a director, owns no shares of the Issuer’s Common Stock. In March 2007, Mr. Kehl ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Mr. Kehl has not effected any transactions in the Issuer’s Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Kehl and any other person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2007

/s/ Robert J. Kehl
Robert J. Kehl